Exhibit (a)(74)

FOR IMMEDIATE RELEASE
PSFT-12

PeopleSoft Board of Directors Unanimously Recommends Stockholders Reject Oracle’s Revised Unsolicited Offer

Oracle Offer Undervalues PeopleSoft
Based on Fundamental Valuation Measures

Also Cites Likely Antitrust Roadblocks

PLEASANTON, Calif. — February 9, 2004 — PeopleSoft, Inc. (Nasdaq: PSFT) announced today that its Board of Directors voted unanimously to recommend that PeopleSoft stockholders reject Oracle Corporation’s (Nasdaq: ORCL) revised unsolicited offer to purchase all PeopleSoft shares for $26.00 per share. The Board recommends that PeopleSoft stockholders not tender their shares to Oracle. The Board made its recommendation after careful consideration including a thorough review with its financial and legal advisors, and acted upon the recommendation of its Transaction Committee of independent directors.

In making its recommendation, the Board concluded:

•	The revised offer price is inadequate and does not reflect PeopleSoft’s real value. The Board received the opinions of Citigroup Global Markets Inc. and Goldman, Sachs & Co. that the Oracle offer is inadequate from a financial point of view.

•	The proposed combination of PeopleSoft and Oracle continues to face substantial regulatory scrutiny in both the United States and Europe and there is a significant likelihood that the transaction will be prohibited under antitrust law.

PeopleSoft President and Chief Executive Officer Craig Conway said, “The Board believes that PeopleSoft has a better plan for stockholders. Oracle’s offer does not begin to reflect the Company’s real value, including the value we are creating through our successful combination with J.D. Edwards. We believe Oracle is using the entire process — tender offer, antitrust and proxy solicitation — in an attempt to damage our Company. Don’t underestimate the significant additional value PeopleSoft can create once the disruption from Oracle’s hostile activities has ended.”

The Board noted that PeopleSoft has met or exceeded its earnings guidance in 16 out of the last 17 quarters. In addition, PeopleSoft has met or exceeded management’s guidance each quarter since Oracle announced its hostile offer, despite what the Board views as Oracle’s attempts to disrupt the Company’s business.

The Board determined that the offer is not in the best interests of PeopleSoft stockholders based on a number of factors, including:

The Offer Undervalues PeopleSoft Based on Fundamental Valuation Measures:

•	The Company is currently trading at the low end of its historical valuation range relative to its forward earnings, largely due, the Board believes, to the uncertainty created by Oracle’s hostile actions.

•	For the same reasons, the Board believes that PeopleSoft is currently trading at a lower multiple relative to its peers. Applying a normalized valuation multiple to PeopleSoft’s guidance of $0.92 to $0.95 per share for 2004 EPS implies a trading value for the Company that far exceeds the offer price even before taking into account a control premium.

•	A majority of Wall Street equity analysts who published price targets for PeopleSoft prior to February 4, 2004, the day of Oracle’s revised offer, had a target above $26.00 per share. These published targets evaluate PeopleSoft on a stand-alone basis.

•	The price offered values the Company at multiples far below those paid in other recent large transactions in the enterprise software industry.

Oracle’s Offer Continues to Face Likely Antitrust Roadblocks:

•	Today, eight months since Oracle first announced its hostile offer, antitrust investigations are ongoing, including by the United States Justice Department, the European Commission and numerous state attorneys general. The Board continues to believe that the proposed combination of PeopleSoft and Oracle faces substantial antitrust scrutiny and the significant likelihood that the combination will be prohibited under antitrust law.

In addition, PeopleSoft’s Board believes that Oracle is attempting to damage PeopleSoft, its business and its shareholder value in an apparent effort to acquire the Company at an unreasonably low price. Stockholders should consider:

•	In the announcement of its revised offer and various public comments, Oracle falsely stated that PeopleSoft had lowered its guidance for its first quarter 2004. In fact, PeopleSoft has only given first quarter guidance once, on January 29, 2004, and has never lowered that guidance. At the same time, PeopleSoft increased guidance for 2004 full year.

•	The regulatory delays, combined with the significant uncertainty as to the outcome of the regulatory process, and Oracle’s stated intentions to discontinue the Company’s products, would subject the Company’s business to irreparable damage.

•	The Board believes Oracle has attempted to manipulate the antitrust process in order to cause delays and uncertainties to damage PeopleSoft’s relationships with customers. Oracle did not make its initial filing in Europe for more than four months following its offer. Then it failed to fully respond to inquiries from the European

Commission, to the point that the EC “stopped the clock,” further delaying the day of antitrust reckoning.

PeopleSoft will hold its Annual Meeting of Stockholders on March 25, 2004. Stockholders of record as of the close of business on February 10, 2004 will be eligible to vote at the meeting.

Citigroup Global Markets Inc. and Goldman, Sachs & Co. are financial advisors to PeopleSoft.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s second largest provider of enterprise application software with 12,100 customers in more than 25 industries and 150 countries. For more information, visit us at www.peoplesoft.com.

Important Additional Information

The PeopleSoft Board of Directors will be soliciting proxies for use at the 2004 Annual Meeting of Stockholders, or at any adjournment or postponement thereof, to vote in favor of the slate of directors nominated by the Board and to vote on any other matters that properly come before the 2004 Annual Meeting. PeopleSoft has filed a proxy statement on Schedule 14A with the SEC in connection with its solicitation of proxies for the Annual Meeting. Promptly after filing the definitive 2004 Proxy Statement with the SEC, PeopleSoft will send the 2004 Proxy Statement and a WHITE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting.

PeopleSoft has engaged Georgeson Shareholder Communications Inc. to assist in soliciting proxies for the 2004 Annual Meeting. PeopleSoft’s directors, officers and employees, as well as certain representatives of Citigroup Global Markets Inc. and Goldman, Sachs & Co., financial advisors to PeopleSoft, also may assist PeopleSoft in soliciting proxies. Information regarding the interests of Georgeson and these other persons is contained in the 2004 Proxy Statement.

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle’s tender offer. PeopleSoft stockholders should read the Schedule 14D-9 and the 2004 Proxy Statement (including any amendments to such documents) because these documents contain important information. The 2004 Proxy Statement, the Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC’s website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

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PeopleSoft is a registered trademark of PeopleSoft, Inc. All other company and product names may be trademarks of their respective owners. Copyright © 2004 PeopleSoft, Inc. All rights reserved.

Contacts:

Bob Okunski
Investor Relations
PeopleSoft
(877) 528-7413
bob_okunski@peoplesoft.com

Steve Swasey
Public Relations
PeopleSoft
(925) 694-5230
steve_swasey@peoplesoft.com

Joele Frank/Susan Stillings
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449 x110/x124
jf@joelefrank.com/sts@joelefrank.com